                                                                       EXHIBIT A

                  VOCALTEC ANNOUNCES FIRST QUARTER 2010 RESULTS

             63% year over year growth in revenues to $1.7 million;

                                   ----------

HERZLIYA, ISRAEL - MAY 11, 2010, VocalTec Communications Ltd. (NasdaqCM: VOCL),
a global provider of VoIP and convergence solutions for communication service providers, today reported results for the first quarter ended March 31, 2010.

Revenues for the first quarter of 2010 were $1.7 million, an increase of 63%
over the $1.0 million reported in the first quarter of 2009, resulting from growth in product sales.

Gross margin for the first quarter of 2010 was 61% compared with 64% for the first quarter of 2009.

The non-GAAP financial measures included below exclude the amortization of intangible assets and share based compensation expenses, which amounted to $0.2 million in the quarter.

On a non-GAAP basis, operating expenses in the first quarter of 2010 were $2.1 million compared with $1.9 million in the first quarter of 2009. The increase in operating expenses was primarily attributed to expenses relating to the new mobile activity as a result of the Outsmart acquisition.

On a non-GAAP basis, operating loss for the first quarter of 2010 was $1.0 million compared to a non-GAAP operating loss of $1.2 million in the first quarter of 2009.

On a non-GAAP basis, net loss for the first quarter of 2010 was $1.1 million or
$0.19 per share, compared with a non-GAAP net loss of $1.1 million, or $0.17 per share, in the first quarter of 2009.

Net loss on a GAAP basis for the first quarter of 2010 was $1.3 million or $0.22 per share, compared with a net loss of $1.5 million, or $0.21 per share, in the first quarter of 2009. In the first quarter of 2010, amortization of intangible assets and share based compensation expenses amounted to $0.03 per share.

As of March 31, 2010, the Company had net cash and cash equivalents, short-term bank deposits and restricted cash on the balance sheet, in the amount of $8.9 million, or $1.51 per share.

COMMENTING ON THE RESULTS, IDO GUR, VOCALTEC'S PRESIDENT AND CEO, SAID, "Our
first quarter 2010 results marks a strong year over year improvement in revenues, and we believe is a good start to 2010. Our expenses increased during the quarter due to our increased investment in our new mobile activity in which we see significant potential. As the year progresses and we realize many of the synergies of our recent acquisition, we plan our quarterly operating expenses to fall to the 2009 levels."

Mr. Gur continued, "We are on track to achieve accelerated growth in our 2010 revenues compared to 2009, and we remain focused on our goal of sustained profitability. In parallel to our ongoing activity, we are investing in our ability to capitalize on mobile VoIP, which represents a significant growth market for us. Based on feedback from potential customers, we see strong interest in our current mobile VoIP offering, increasing our confidence level in our strategic direction."

CONFERENCE CALL

Mr. Ido Gur, President and CEO of VocalTec, invites investors to participate in a conference call scheduled for later today, Tuesday, May 11, 2010. The conference call will be held at 9:00am ET. On the call, VocalTec's management will review and discuss the results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers, 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642

ISRAEL Dial-in Number: 03 918 0644

INTERNATIONAL Dial-in Number: +972 3 918 0664

For those unable to listen to the live call, a replay of the call will be available from a link in the investor relations section of VocalTec's website, at: www.vocaltec.com

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class
Voice-over-IP and Convergence solutions for fixed and wireless service providers. A pioneer in VoIP technology since 1994, VocalTec develops and markets an extensive VoIP offering including VoIP peering, VoIP trunking, SIP to
SS7, Softswitch and Mobile VoIP Solutions enabling the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers worldwide. VocalTec is led by a management team comprised of respected industry veterans.

Visit our website at http://www.vocaltec.com
Check out our blog at http://blog.vocaltec.com/
Follow us on Twitter at http://twitter.com/vocaltec

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACTS:

VOCALTEC                                                CCG INVESTOR RELATIONS
Yair Golan                                              Kenny Green
+972 9 970 3803                                         (646) 201-9246
yair@vocaltec.com                                       vocaltec@ccgisrael.com

                         FINANCIAL TABLES INCLUDED BELOW

                                                    VOCALTEC COMMUNICATIONS LTD.
                                               CONSOLIDATED STATEMENT OF OPERATIONS
                                             RECONCILIATION OF GAAP TO NON GAAP RESULTS *
                                               ALL DATA IN THOUSANDS OF U.S. DOLLARS

                                                     THREE MONTHS  THREE MONTHS
                                                         ENDED        ENDED
                                                     ------------  ------------
                                                       MARCH 31,      MARCH 31,
                                                     ------------  ------------
                                                         2010          2009
                                                     ------------  ------------
                                                     GAAP RESULTS  GAAP RESULTS
                                                     ------------  ------------

Sales
   Products                                                 1,294           541
   Services                                                   385           490
                                                     ------------  ------------
                                                            1,679         1,031
                                                     ------------  ------------
Cost of sales
   Products                                                   540           245
   Services                                                   116           124
                                                     ------------  ------------
                                                              656           369
                                                     ------------  ------------
   Amortization of intangible assets                            -             -
                                                     ------------  ------------
                                                              656           369
                                                     ------------  ------------
Gross profit                                                1,023           662
                                                     ------------  ------------

Operating Expenses
   Research and development, net.                             730           757
   Selling and marketing                                    1,024           865
   General and administrative                                 486           606
   Amortization of intangible assets                           15             6
                                                     ------------  ------------
   Total Operating Expenses                                 2,255         2,234
                                                     ------------  ------------

Operating loss                                             (1,232)       (1,572)
                                                     ------------  ------------

Other Income
Financial Income (expense), net                               (53)          108
                                                     ------------  ------------
Net incomet (loss) before income taxes                     (1,285)       (1,464)
                                                     ============  ============
Income taxes (tax benefit)

Net loss                                                   (1,285)       (1,464)
                                                     ============  ============

GAAP net loss                                              (1,285)       (1,464)
ADJUSTMENTS

   Impairment of goodwill
Amortization of intangible assets
   included in cost of sales                                    -             -
   included in operating expenses                              15             6

Equity based compensation expense
   included in cost of sales                                    4             5
   included in research and development                        56            93
   included in sales and marketing                             47            61
   included in general and administrative                      69           166
                                                     ------------  ------------
Non-GAAP net loss                                          (1,094)       (1,133)
                                                     ------------  ------------

*To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation and amortization of intangible assets. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management and investors as these NON- GAAP results exclude matters that we believe are not indicative of our core operating results.
Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

                                                    VOCALTEC COMMUNICATIONS LTD.
                                                    CONSOLIDATED BALANCE SHEETS
                                                   (IN THOUSANDS OF U.S. DOLLARS)

                                                      MARCH 31     DECEMBER 31
                                                        2010          2009
                                                    ------------  ------------

CURRENT ASSETS
        Cash and Cash equivalents                          2,102         7,510
        Short term deposits                                6,723         3,049
        Restricted cash                                       54            23
        Trade receivables, net                               165           199
        Unbilled receivables                                 838
        Other receivables                                    816           459
        Severance pay funds                                   76             -
        Inventories                                          175            63
        Work in progress                                     378           762
                                                    ------------  ------------
                    Total Current Assets                  11,327        12,065

Severance pay funds                                          752           826
                                                    ------------  ------------
Equipment, net                                               477           487
                                                    ------------  ------------
Intangible assets, net                                       461           480
                                                    ------------  ------------
                    Total Assets                          13,017        13,858
                                                    ============  ============

CURRENT LIABILITIES
        Trade payable                                        787           851
        Accrued expenses                                   2,045         2,053
        Accrued severance pay                                 76             -
        Deferred revenues                                  1,624         1,313
                                                    ------------  ------------
                    Total Current Liabilities              4,532         4,217
                                                    ------------  ------------
Long Term Liabilities
        Accrued severance pay                                963         1,030
        Other long term liabilities                          103           107
                                                    ------------  ------------
                    Total Long Term                        1,066         1,137
                                                    ------------  ------------
Total                                                      5,598         5,354
                                                    ------------  ------------

SHAREHOLDER'S EQUITY
        Share capital                                        218           216
        Additional paid-in capital                        96,018        95,820
        Treasury stock                                      (669)         (669)
        Accumulated deficit                              (88,148)      (86,863)
                                                    ------------  ------------
                    Total Shareholder's Equity             7,419         8,504
                                                    ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                13,017        13,858
                                                    ============  ============